

August 21, 2020

Chuck Pettid
President and Director
Fig Publishing, Inc.
335 Madison Avenue, Suite 7E
New York, NY 10017

> **Re: Fig Publishing, Inc.**
> **Amendment No. 2 to Offering Statement on Form 1-A**
> **Filed August 7, 2020**
> **File No. 024-11236**

Dear Mr. Pettid:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, references to prior comments are to comments in our July 2, 2020 letter.

Amendment No. 2 to Offering Statement on Form 1-A

Current Gaming Console – Amico, page 3

1. Please disclose the reasons for the delayed release date for the Amico console. We note public statements by Intellvision's Chief Executive Officer, Tommy Tallarico, that the impact of the COVID-19 pandemic on Intellivision has been dramatic and is the cause for the delay. Provide a separate risk factor that discusses the impact of the COVID-19 pandemic on the development of the Amico console, including the delayed release date. Also update your COVID-19 disclosure throughout the offering circular for this development, including under "The Game Console, the Developer and the Shares" on page 37 and "Management's Discussion and Analysis of Financial Condition and Results of Operations--COVID-19" on page 48.

Risk Factors

Following the delivery of a particular developed game, game console or other product..., page 25

2. In response to prior comment 6, you have revised this risk factor to disclose that, following the delivery of the product, you have the right to cancel the associated series of Fig Gaming Shares. Please clarify whether the board can cancel Fig Gaming Shares only after the delivery of the product or whether it can cancel the shares at any time. In this regard, we note that the form of certificate of designation for the FGS - Amico shares provides that the board can cancel the FGS - Amico shares at any time. Please clarify your disclosure about the board's cancellation rights for Fig Gaming Shares in general and FGS - Amico shares specifically, including on pages 45 and 59. Also highlight in the Summary section that the board can cancel the FGS - Amico shares at any time in its discretion, including before the Amico console has been delivered or has started generating revenues that could result in dividends to the holders of FGS - Amico shares.

The Game Console, the Developer and the Shares

Potential Cumulative Dividends, page 43

3. Your charts on pages 43 and 44 assume $7.5 million of Fig Funds, which means you are assuming you sell only 7,500 FGS - Amico shares out of the 15,000 shares being offered. Please also include charts that assume the sale of all 15,000 FGS - Amico shares. Also clarify that you are using the Tier 1 Calculated Rate in determining the amount of revenue to Fig.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Our Acquisition by Republic, page 47

4. In response to prior comment 11, you disclose that "[t]he Amico License Agreement is considered a development project which began raising capital on Fig.co in 2020, after the completion of the acquisition." Please disclose, if true, that Loose Tooth will receive a revenue share of 50% of Fig's future gross income received from the Amico License Agreement. Also discuss whether the company will be able to make a profit from the Amico License Agreement due to Loose Tooth's receipt of 50% of Fig's gross income from this license and the payment of the dividend to FGS - Amico shareholders.

Game-Specific Accounting, page 50

5. Please explain why you include *Virgo vs the Zodiac* as a principal game in the tables on pages 51 and 52, but do not include this game in the table on page 32 that lists the games that have been commercially launched and to which you have royalty rights.

Notes to Annual Consolidated Financial Statements
Note 11 – Subsequent Events
Acquisition of Fig Publishing, page F-38

6.   We reissue and clarify prior comment 15. Your disclosure continues to indicate that, as part of the consideration for the sale of your outstanding common stock, OpenDeal Inc. will pay Loose Tooth fifty percent of all future accounts *payable* until January 1, 2022. Please tell us if this disclosure, as well as the related disclosure on page F-17, should be clarified to indicate OpenDeal Inc. will pay Loose Tooth fifty percent of all future accounts *receivable* until January 1, 2022. In this regard, we note your revised disclosure explaining that OpenDeal Inc. will pay to Loose Tooth 50% of future *income* from developer agreements signed with the Company on or after December 26, 2019 but before January 1, 2022.

Exhibits

7.   We reissue and clarify prior comment 16 regarding Exhibit 11.1. The consent from Lear & Pannepacker, LLP continues to refer to the report with respect to your financial statements as of and for the years ended September 30, 2019 and 2018. However, the offering circular only includes a report from this firm with respect to your financial statements as of and for the year ended September 30, 2019. The auditor should revise its consent to only refer to its report with respect to your financial statements as of and for the year ended September 30, 2019, accordingly.

You may contact Melissa Walsh, Staff Accountant, at 202-551-3224 or Stephen Krikorian, Accounting Branch Chief, at 202-551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Kathleen Krebs, Special Counsel, at 202-551-3350 or Jan Woo, Legal Branch Chief, at 202-551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology